[Letterhead of Sutherland Asbill & Brennan LLP]
STEVEN B. BOEHM
DIRECT LINE: 202.383.0176
E-mail: steven.boehm@sutherland.com
June 5, 2009
VIA EDGAR
Mr. Kevin Rupert
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Fifth Street Finance Corp. — Preliminary Proxy Statement filed on May 29, 2009
Dear Mr. Rupert:
     On behalf of Fifth Street Finance Corp. (the “Company”), please find attached the Company’s response to the comments provided by the staff of the Division of Investment Management of the Securities and Exchange Commission (the “SEC”) during a telephone call on June 3, 2009 regarding the Company’s preliminary proxy statement filed with the SEC on May 29, 2009.

Sincerely,
/s/ Steven B. Boehm
Steven B. Boehm

cc:	Bernard Berman, Esq./Fifth Street Finance Corp. Payam Siadatpour, Esq./Sutherland Asbill & Brennan LLP

[Letterhead of Sutherland Asbill & Brennan LLP]
STEVEN B. BOEHM
DIRECT LINE: 202.383.0176
E-mail: steven.boehm@sutherland.com
June 5, 2009
VIA EDGAR
Re:    Fifth Street Finance Corp.- Preliminary Proxy Statement filed on May 29, 2009
Dear Mr. Rupert:
     On behalf of Fifth Street Finance Corp. (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) during a telephone call on June 3, 2009 regarding the Company’s preliminary proxy statement filed with the SEC on May 29, 2009 (the “Proxy Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.
1.	Comment: Please confirm the legal basis for the company being able to seek shareholder approval regarding sales of securities below net asset value at a special, rather than annual, meeting.
     Response: The Company is relying on the no-action position taken by the Staff in Kohlberg Capital Corp. (March 12, 2009). The Company has been advised by counsel that the foregoing position is applicable in the present circumstances.
2.	Comment: Please add additional disclosure concerning the relationship between the Company’s desire to raise capital through sales of securities below net asset value and the success of the SBIC licensing process.
     Response: The Company has revised the disclosure accordingly. See page 4 of the Company’s revised proxy statement.
3.	Comment: In the table on page 5, please change the language in the first sentence so that it will read: “Net asset value per share is generally only determined as of the last day in the relevant quarter and therefore does not necessarily reflect the net asset value per share on the date of the high and low sales prices.”
     Response: The Company has revised the disclosure accordingly. See page 5 of the Company’s revised proxy statement.

U.S. Securities and Exchange Commission
June 4, 2009

4.	Comment: Please confirm that the format of the table on page 8 is consistent with the format used in proxy statements of other business development companies that were seeking similar shareholder approval to sell their securities below net asset value.
     Response: The Company confirms that the format used in the table referenced in the comment is substantially the same as that used in the definitive proxy statements of two other business development companies that have recently sought the same approvals.
* * *
     In connection with the submission of the Proxy Statement, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;
•	SEC staff comments or changes to disclosure in response to SEC staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement; and
•	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0176 or Payam Siadatpour at (202) 383-0278.

Sincerely,
/s/ Steven B. Boehm
Steven B. Boehm

cc:	Bernard Berman, Esq./Fifth Street Finance Corp. Payam Siadatpour, Esq./Sutherland Asbill & Brennan LLP